Robert G. Reedy Partner {713} 226-6674 Phone {713} 226-6274 Fax rreedy@porterhedges.com	RELIANT Energy Plaza 1000 Mian Street 36th Floor Houston, Texas 77002 Telephone (713) 226-6000 Telecopier (713) 228-1331 Porterhedges.com

March 30, 2007

009491/0002

Via EDGAR and Federal Express

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:

Ms. Pamela Long
Mr. Edward M. Kelly, Esq.
Mr. Dale A. Welcome
Ms. Anne M. McConnell

Re:

Synthesis Energy Systems, Inc.
Registration Statement on Form SB-2 filed January 31, 2007
File No. 333-139402

Ladies and Gentlemen:

This letter is in response to your letter dated March 2, 2007, to Synthesis Energy Systems, Inc., a Delaware corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form SB-2 (the “Registration Statement”).  The numbered paragraphs below correspond to the numbered comments in your letter, and, when appropriate, I have indicated the location of the requested revision in the copies of Amendment No. 1 to the Registration Statement (“Amendment No.1”), as filed with the Commission today.  We are also sending to the Staff, by Federal Express, four (4) copies of Amendment No. 1 marked to show changes from the initial filing.

Form SB-2 filed January 31, 2007

Registration Statement Facing Page

1.

In response to your comment, a Rule 415 box has been added to the facing page of the Registration Statement.

1046638v6

U.S. Securities & Exchange Commission

March 30, 2007

Prospectus Cover Page

2.

In response to your comment, the language on the prospectus cover page have been revised to reflect that the selling stockholders will sell shares in the range of $3.50 to $8.00.  We have also applied for listing on the NASDAQ Capital Market. The final prospectus, or a post-effective amendment thereto, will replace the language relating to a fixed price range with either language relating to a fixed price or with language relating to prevailing market prices if an appropriate public market develops.

Forward Looking Statements, page 2

3.

In response to your comment, “Forward Looking Statements” has been moved so that it follows “Prospectus Summary” and “Risk Factors.”

4.

In response to your comment, the Company has revised “Forward Looking Statements” to explicitly state that the Company is ineligible to rely on the safe harbor provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) relating to the forward-looking statements, but that the Company will be eligible to rely on such provisions once it becomes a reporting company.

We may require additional funding…, page 3

5.

In response to your comment, the Company has revised this risk factor, as well as the Plan of Operations, to reflect its current cash position and its expected expenditures over the next twelve months, as well as to identify how much cash the Company will need, and intends to raise, to further implement its business plan and strategies.

We may have a contingent liability…, page 8

6.

In response to your comment, the Company has revised the Registration Statement to reflect that promoters or affiliates of Tamborine Holdings, Inc. (“Tamborine”) are underwriters of the securities issued in connection with the merger and that Rule 144 would not be available for resale transactions in this situation by such promoters or affiliates, or their transferees.  However, those selling stockholders who acquired their shares in the May 2005 private placement subsequent to the merger would still be eligible to use Rule 144, subject to compliance with the terms of the rule.

7.

In response to your comment, the Company notes that on March 20, 2007, it completed its offer to rescind these stockholder purchases and none of the stockholders accepted the offer, so the Company has no exposure in this regard.  The Company does not believe that the rescission offer was required to be registered under the Securities Act.  The transaction was conducted as a private offering only to accredited investors.  The Company believes that the rescission offer is exempt from registration under Section 4(2) of the Securities Act.

1046638v6

U.S. Securities & Exchange Commission

March 30, 2007

Our common stock may be subject to the “penny stock” rules…, page 11

8.

In response to your comment, the Company has revised this risk factor to indicate that Company’s common stock is a penny stock because it is not traded on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association.

Plan of Operations, page 23

9.

In response to your comment, the Company has revised the Plan of Operations to reflect that it expects to spend approximately $40 million during the twelve months ended December 31, 2007.  The Company has also expanded the disclosure regarding (i) the debt financing for the construction of its plant in China through its joint venture with Shandong Hai Hua Coal & Chemical Company and (ii) its plans to raise approximately $25 million to $50 million to cover additional expected costs over the next twelve months related to expansion of the business and future projects.

10.

In response to your comment, the Company has revised the Plan of Operations to disclose that it does not have any off-balance sheet arrangements.

Selling Stockholders, page 24

11.

The Company notes your comment regarding this disclosure and will (i) include the names of the selling stockholders in a subsequent amendment to the Registration Statement and (ii) allow the Commission sufficient time to review the amended disclosure before requesting acceleration of effectiveness of the Registration Statement.  The Company will comply with Comments 13 through 16 when preparing the disclosure for the additional selling stockholders.

12.

In response to your comment, the Company has revised the footnotes to the Selling Stockholder table to disclose the natural person or persons who exercises the sole or shared voting and dispositive powers for the shares to be offered by ATC Trustees, MD Investments, Silo Investments and Zahaca Enterprises.

13.

In response to your comment, the Company has revised footnote 3 to the Selling Stockholder table to reflect that each of those selling stockholders identified in the Registration Statement acquired their shares in a private placement of the Company’s common stock completed in May of 2005.  The Company has also added footnote 4 to the Selling Stockholder table to reflect that certain of the selling stockholders also hold shares included in the 6,000,000 shares eligible for trading on the Pink Sheets described in Footnote 10.  As noted in Comment 11, the Company will comply with this Comment when preparing the disclosure for the additional selling stockholders.

14.

In response to your comment, the Company has confirmed that none of the selling stockholders identified in the Registration Statement has held any position, office or other material relationship within the past three years with the Company or any of its predecessors or

1046638v6

U.S. Securities & Exchange Commission

March 30, 2007

affiliates.  As noted in Comment 11, the Company will comply with this Comment when preparing the disclosure for the additional selling stockholders.

15.

In response to your comment, the Company confirmed that none of the selling stockholders are registered broker-dealers.  As noted in Comment 11, the Company will comply with this Comment when preparing the disclosure for the additional selling stockholders.

16.

In response to your comment, the Company has confirmed that none of selling stockholders are affiliates of registered broker-dealers.  As noted in Comment 11, the Company will comply with this Comment when preparing the disclosure for the additional selling stockholders.

17.

In response to your comment, the Company has revised the introduction to the Selling Stockholder table and the Plan of Distribution to confirm that the Company will file a prospectus supplement to name successors to any named selling stockholder who are able to use the prospectus to resell the shares.

Description of Common Stock, page 28

18.

In response to your comment, the Company has deleted the reference in the first paragraph of “Description of Common Stock” regarding qualification of the description of the Company’s Certificate of Incorporation and Amended and Restated Bylaws to the actual documents.

Changes in and Disagreements with Accountants, page 40

19.

In response to your comment, the Company has attached as Exhibit 16.1 the letter from KPMG Huazhen, its former auditors, required by Item 304(a)(3) of Regulation S-B.

Legal Matters, page 40

20.

In response to your comment, the Company has added the address of Porter & Hedges, L.L.P. to “Legal Matters.”

Undertakings

21.

In response to your comment, the Company has added the second paragraph of the undertaking required by Item 512(e) of Regulation S-B.

1046638v6

U.S. Securities & Exchange Commission

March 30, 2007

Financial Statements, page F-1

General

22.

In response to your comment, the Company has revised the Registration Statement to include the unaudited interim financial statements and related disclosures for the three and six month period ended December 31, 2006.

Consolidated Statements of Stockholders’ Equity, pages F-5 and F-21

23.

In response to your comment, the Company has revised the annual and interim statements of equity to include the number of shares issued for cash and other consideration, as required by paragraph 11(d) of SFAS 7.

Note 1 – Summary of Significant Accounting Policies, (a) Organization and description of business, page F-7

24.

In response to your comment, the Company notes that the reference to a business combination under SFAS 141 in the Registration Statement was incorrect and it has revised Note 1 to reflect that this was a reverse merger for financial reporting purposes that was accounted for as an issuance of securities whereby the parties exchanged stock in one company for stock in another company.

25.

In response to your comment, the Company has revised Note 1 to reflect that (i) Synthesis Energy Systems, Inc. and Synthesis Energy System, LLC were affiliated predecessor companies of Synthesis Energy Holdings, Inc. prior to the restructuring and (ii) International Hydrogen Technologies, Inc. and Innovative Engines, Inc. were formed for the purposes of the restructuring, and as such, were always under common control.

Note 9 – Commitment and Contingencies, Tamborine merger related representations and warranties, page F-13

26.

In response to your comment, the Company has revised the footnotes to the financial statement to reflect, as a subsequent event, that on March 20, 2007, it completed its offer to rescind these stockholder purchases and none of the stockholders accepted the offer.  As such, no change in the accounting treatment is required.

Note 10 – Shareholders equity, Page F-15

27.

In response to your comment, the Company has revised this note to reflect that the shares were surrendered to the Company by two of its founders during the year ended June 30, 2006 in connection with their acceptance of a reduced role with the Company.  The surrendered shares were originally issued in connection with the Tamborine merger referred to in Comment 6.

1046638v6

U.S. Securities & Exchange Commission

March 30, 2007

Note 3 – Intangible Asset, page F-27

28.

In response to your comment, the Company has expanded its disclosure to include a description of the method used to determine the value of the restricted shares issued as consideration for the amended and restated license agreement with GTI.

Exhibit Index

29.

In response to your comment, the Company has expanded the disclosure under the asterisk to indicate that the omitted portions of the exhibits subject to the confidential treatment application were filed separately with the Commission.

Exhibit 10.1

30.

In response to your comment, the Company has refiled Exhibit 10.1 in its entirety to include a list of omitted exhibits, schedules and attachments.

Exhibit 10.7

31.

In response to your comment, the Company has refiled Exhibit 10.7 in its entirety to include Schedule 2.

Exhibits 10.3 and 10.6

32.

The Company notes your comment regarding the confidential treatment request.  Before requesting acceleration of the effectiveness of the Registration Statement, the Company will resolved any issue concerning the application.  The Company has filed as exhibits to the Registration Statement the portions of the documents for which it is not requesting confidential treatment.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company.  I hope the foregoing materials are responsive to the Staff’s comments.  Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Sincerely yours,

/s/ Robert G. Reedy

Robert G. Reedy

RGR

Enclosures

cc:

Mr. Timothy E. Vail

1046638v6